

02003498

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 05 2002

SEC FILE NUMBER
8- 16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 South Sixth Street Road
(No. and Street)

Springfield	Illinois	62703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore C. Miller (217) 241-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name — *if individual, state last, first, middle name)*

1000 Myers Building	Springfield	Illinois	62701
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Theodore C. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
TAMMY M. BUTLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-27-2004

Tammy M. Butler
Notary Public

Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Independent Auditors' Report

Director and Shareholder
Roosevelt Equity Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Roosevelt Equity Corporation as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and have issued our report thereon dated January 25, 2002.

In connection with our audit, nothing came to our attention that caused us to believe that the company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 4, for the year ended December 31, 2001. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
January 25, 2002

ROOSEVELT EQUITY CORPORATION

MEMBERSHIP STATUS IN THE SECURITIES INVESTOR PROTECTION CORPORATION

Year ended December 31, 2001

Roosevelt Equity Corporation, qualified for exclusion from membership in the Securities Investors Protection Corporation during the year ended December 31, 2001, under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the year ended December 31, 2001 (Form SIPC-3) was filed with the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006, on January 3, 2001.

ROOSEVELT EQUITY CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

Year Ended December 31, 2001

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Independent Auditors' Report

Director and Shareholder
Roosevelt Equity Corporation

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (a Delaware Corporation) as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
January 25, 2002

ROOSEVELT EQUITY CORPORATION

Statement of Financial Condition

December 31, 2001

Assets:		
Cash	$	85,884
Commissions receivable		27,552
Income tax receivable		4,614
Investment in mutual funds		31,381
Total Assets	$	149,431
Liabilities:		
Accrued commissions payable	$	13,356
Total Liabilities		13,356
Shareholder's Equity:		
Common stock, $25 par value. Authorized and issued 1,000 shares		25,000
Paid-in and contributed capital		13,389
Retained earnings		97,686
Total Shareholder's Equity		136,075
Total Liabilities and Shareholder's Equity	$	149,431

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Income

Period Ended December 31, 2001

Revenues:		
Commission income	$	187,301
Investment income		3,880
Unrealized loss on investments		(4,729)
		186,452
Expenses:		
Commissions paid to agents		92,959
Management fees		80,000
NASD fees		7,319
State licenses and fees		2,777
Bank charges		1,882
Sundry general		232
		185,169
Net income before taxes		1,283
Income taxes		1,645
Net loss	$	(362)
Basic and diluted earnings per share	$	(0.36)
Weighted average shares outstanding		1,000

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Changes in Shareholder's Equity

Period Ended December 31, 2001

Common stock		
Balance, beginning of year	$	25,000
Issued during year		0
Purchase treasury stock		0
Balance, end of period		25,000
Additional paid-in and contributed capital		
Balance, beginning of year		13,389
Issued during year		0
Purchase treasury stock		0
Balance, end of period		13,389
Retained earnings		
Balance, beginning of year		98,048
Net loss		(362)
Balance, end of period		97,686
Total shareholder's equity, end of period	$	136,075

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Cash Flows

Period ended December 31, 2001

Increase (decrease) in cash	
Cash flows from operating activities:	
Net Loss	$ (362)
Adjustment to reconcile net income to net cash provided by operating activities	
Unrealized loss on investments	4,729
Realized investment gains reinvested	(980)
Changes in assets and liabilities:	
Decrease in commissions receivable	4,685
Decrease in commissions payable	(1,711)
Decrease in accounts payable	(1,934)
Decrease in income taxes payable	(9,023)
Net cash used in operating activities	(4,596)
Net cash used in investing activities	0
Net cash provided by financing activities	0
Net decrease in cash	(4,596)
Cash at December 31, 2000	90,480
Cash at December 31, 2001	$ 85,884

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Notes to Financial Statements

December 31, 2001

(1) Nature of Operations

Roosevelt Equity Corporation (the Company) was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds, and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of commission (load).

(2) Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2001, the Company did not have any cash equivalents.

b) Investments Owned

Investments of brokers and dealers in securities are measured at fair value, with unrealized appreciation and depreciation included in the determination of net income. Total unrealized appreciation on investments in mutual funds is $3,134, of which $1,429 in unrealized depreciation is attributable to 2001 and is included as a reduction to current year income. Realized investment gains of $980 on mutual funds in 2001, were designated by the Company to be reinvested for the purchase of additional mutual fund shares. Reinvested realized investment gains constitute non-cash transactions.

The Company owns 300 shares of, The Nasdaq Stock Market, Inc., common stock, at a basis of $3,300. These shares of common stock were purchased through a private placement offering, and a public offering of the shares has not yet taken place. Since no readily determinable market price can be arrived at, the shares are valued as a non-admitted asset and their cost is included as a reduction to income.

Investments Owned	Market Value	Basis
Mutual Funds	$ 31,381	$ 28,247
Common Stock	0	3,300
Total	$ 31,381	$ 31,547

c) **Commission Income and Commissions Paid to Agents**

Commission income is recognized as it is earned and related commissions paid to registered representatives are incurred at that time.

The Company receives substantially all mutual fund commission income from one Investment Company, Pioneer Services Corporation. The Company receives all variable annuity commissions from one Investment Company, Allmerica Financial Life Insurance and Annuity Company. Total 2001 commission income is compromised of approximately 77% mutual fund sales, and approximately 23% variable annuity sales.

The Company incurs commission expense by passing a portion of its commission (load) to the Company's independent sales force. Agent Commission expense ranges between 35% and 75% of commission income for the various products sold. Inactive sales agents forfeit the portion of residual commission income normally paid to active sales agents. As a result, actual total commission expense for the year represented approximately 50% of total commission income.

d) **Use of Estimates**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts as revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

At year-end December 31, 2001, the Company had a federal and state tax receivable of $4,003 and $611, respectively. Federal and state income tax expense incurred for the year ended December 31, 2001 was $1,035 and $610, while federal and state income tax paid for the same period was $5,038 and $1,221, respectively.

(4) Management Fees

During the year, the Company paid management fees to First Commonwealth Corporation, an affiliate, to cover services provided and expenses incurred, including rent on behalf of the Company. Effective January 1, 2001, the Company changed the management fee to a fixed fee of $80,000 per year. Previously the Company had paid management fees based on a percentage of commission income. Consequently, the Company incurred $80,000 in management fees for the year ended December 31, 2001.

(5) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c 3-1) under the Securities Exchange Act of 1934, which requires that a broker-dealer's aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2001 the Company's net capital was $131,368 as compared with minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .1017 to 1.

(6) Exemption from Determination of Reserve Requirement under Rule 15c 3-3

For the year ended December 31, 2001 based on Section (k) (1) of the Rule 15c 3-3, the Company was exempt from the Rule 15c 3-3, under the Securities Exchange Act of 1934, which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule of the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c 3-3(e) is presented due to this exemption.

(7) Concentration of Credit Risk

The Company's commissions receivable have significant concentration of credit risk. At December 31, 2001, approximately 82% of receivables were due from Pioneer Services Corporation, and approximately 18% of receivables were due from Allmerica Financial Life Insurance and Annuity Company.

(8) Earnings per Share

Basic earnings per share of common stock were computed by dividing income available to common shareholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

ROOSEVELT EQUITY CORPORATION

Schedule of Net Capital

December 31, 2001

Net Capital:			
Shareholder's Equity		$	136,075
Less:			
Non-allowable assets	0		
Haircut	4,707		4,707
		$	131,368
Aggregate Indebtedness - Payables and Accrued Expenses		$	13,356
Minimum Capital Requirements		$	5,000
Excess Net Capital		$	126,368
Percentage of Aggregate Indebtedness to Net Capital			10.17

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Director and Shareholder
Roosevelt Equity Corporation

In planning and performing our audit of the financial statements of Roosevelt Equity Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
January 25, 2002